Telephone:   212-915-8888
                                           Website:     www.willis.com

                                           Direct Line: 212-915-7810
                                           Direct Fax:  212-519-5497
                                           E-mail:      Adam.Ciongoli@willis.com


May 30, 2007


VIA EDGAR
------------
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Cecilia D. Blye

               RE:        SEC Letter dated April 24, 2007
                          Willis Group Holdings Limited
                          Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006
                          File No. 1-16503

Dear Ms. Blye:


On behalf of Willis Group Holdings Limited, a Bermuda corporation, (the "Company"), please find the Company's response to the follow up comment letter to Patrick Regan of the Company, dated April 24, 2007 from the Staff of the Securities and Exchange Commission (the "Commission") relating to the above referenced Form 10-K (the "2005 10-K").


For reference purposes, the Staff's follow up comments as reflected in the Staff's letter of April 24, 2007, are reproduced in boldface text in numerical sequence in this letter, and the response of the Company are shown in plain text immediately below each comment.


General -
-------

     1. You state in your response to our prior comments that your non-US subsidiaries are commencing an orderly termination of all business comprising the provision of services for the Iranian or Sudanese governments or Iranian or Sudanese-owned business entities. Please advise us of the anticipated timeframe for termination of such business. Additionally, please confirm if true that the business being terminated includes all such business conducted without a written agreement.

The Company's non-US subsidiaries are in the process of terminating all business with Iranian and Sudanese governmental and non-governmental entities and have begun informing such entities of that fact. As previously noted, the termination of this business is being conducted in an orderly fashion and consistent with applicable law. All renewal work for current Iranian and Sudanese clients conducted in 2007 was commenced prior to the Company's letter to the Commission of March 28, 2007, and the renewal work for all but two of those clients was commenced prior to the Company's receipt of the Commission's initial letter to the Company of February 21, 2007. All of the renewed policies expire during the first quarter of 2008 except for one two-year policy which expires in the beginning of 2009. With respect to any incidental servicing activities related to those renewals, most of that activity will end upon policy expiration. Because the resolution of claims and other events requiring incidental servicing



                                                   Willis Group Holdings Limited
                                                   One World Financial Center
                                                   200 Liberty Street, 7th Floor
                                                   New York, NY  10281
occasionally extend beyond the term of a policy, there may be some incidental services that extend beyond those dates and we cannot project the likelihood of such activity with any certainty. We will, however, endeavor to end all such incidental servicing by policy expiration or as expeditiously thereafter as possible. Any such renewal business and/or incidental servicing activities, to the extent they are required during the balance of the policy period, would be provided by non-US subsidiaries of the Company in accordance with applicable law.

The nature of the insurance renewal process for what are often large and/or complex commercial and governmental entities does not permit instantaneous termination of such activities. For example, the renewal process often begins sixty to ninety days prior to the expiration date of the old insurance policy. In addition, once an insurance policy is placed, there may be claims, accounting and other servicing activities incidental to the placement of the policy which the broker is often legally obligated to handle that may arise periodically until the expiration of the policy.

Additionally, we can confirm that the business to be terminated will include the business conducted without a written agreement, although as advised in our letter of March 28, 2007, our non-US subsidiaries would have provided these clients with a copy of the general terms of business upon which they conduct business for such clients.

     2. You refer in your response to the possibility that some of your other clients may occasionally conduct activities in Iran or Sudan. Please describe for us the types of business conducted by the clients you anticipate may conduct activities in those countries, and the services you provide to those clients.

As set forth in our letter of March 28, 2007 the Company provides insurance brokerage, reinsurance and risk management consulting services to clients located in approximately 190 countries outside the United States of America. These non-US clients include major non-Iranian and non-Sudanese multinational and middle-market companies in a variety of industries, as well as non-Iranian and non-Sudanese public institutions and individuals. Currently, such clients' activities are in the construction, energy, airport support services, banking, charitable and general manufacturing fields. Our non-US subsidiaries provide these clients with services typically provided by an advisor and broker, including providing advice and assistance in managing risk and negotiating and placing insurance risks with insurance or reinsurance markets around the world. Sometimes these services are provided to the client on a generalized, global basis without necessarily focusing on each specific country in which a given company may provide services or have a facility. On some occasions this may include our non-US subsidiaries obtaining global insurance coverage or providing other services in connection with a company's world-wide assets and employees and may incidentally include assets and/or employees in Iran or Sudan. This could also include placing insurance with local insurance companies if required by local law and then providing reinsurance coverage to the local insurance company. These activities are done solely for the purpose of servicing these non-Iranian and non-Sudanese clients and any such services would be provided by non-US subsidiaries of the Company in accordance with applicable law.

     3. It appears from your response that since 2003 you have provided services to no business entities conducting business in Iran other than the Iranian private and government-owned entities to which you refer. It further appears that since 2003 you have provided services to no business entities conducting business in Sudan other than the Sudanese private and government-owned entities to which you refer, with the exception of one international client's branch in Sudan. Please confirm. Please describe for us the business conducted by that international client's branch in Sudan, and the nature of the services you provide to that client and its branch in Sudan.

As set forth in our letter of March 28, 2007, to the best of our belief, there was only one written agreement between a non-US subsidiary of the Company and an international client's branch in Sudan. The client is an energy company with production operations in Sudan. Willis provides insurance placement and related services for the company. In addition, as indicated in response to the Commission's comment No. 2, above, because of the global nature of the business activities of clients of some of the Company's non-US subsidiaries, some of those clients may incidentally have insurable interests in Iran and Sudan. For example, a non-US subsidiary of the non-Iranian or non-Sudanese client may provide services or have operations in Iran or Sudan which would be covered by an insurance policy placed by the Company's non-US subsidiary insuring all of the client's property around the world, incidentally including property located in Iran or Sudan. This type of incidental coverage may exist for other lines of insurance as well, such as casualty, marine, aviation or employee benefits. All services provided on behalf of such clients are provided by non-US subsidiaries of the Company in accordance with applicable law.

Our non-US subsidiaries have provided services to clients from Argentina, Bahrain/Oman, France, Italy, Germany, Netherland Antilles, Singapore, South Africa, South Korea, Syria, Switzerland, UAE and UK with insurable interests in Iran or cargo being transported to Iran and for clients from China, Italy, Malaysia, Switzerland and UK with insurable interests in Sudan.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; Securities & Exchange Commission (the "Commission") staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company's filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,


Adam G. Ciongoli
General Counsel


cc:      Jeffrey Riedler
         Pradip Bhaumik






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